September 16, 2016
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	PennTex Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 2016
Filed February 26, 2016 and August 4, 2016
File No. 1-37412

Ladies and Gentlemen:

This letter sets forth the responses of PennTex Midstream Partners, LP (the “Partnership”, “we” or “our”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 9, 2016 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 26, 2016 (the “Form 10-K”) and our Form 10-Q for the fiscal quarter ended June 30, 2016 filed with the Commission on August 4, 2016 (the “Form 10-Q” and, together with the Form 10-K, the “Filings”).
For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.
Form 10-K for the Fiscal Year Ended December 31, 2015
Consolidated Statement of Operations, page F-4

1.
We note your disclosure on page 36 that you take title to and resell NGLs you process pursuant to interruptible processing agreements. Please tell us the significance of these revenues for the most recent year and what consideration you gave to Rule 5-03(b)1 and 2 of Regulation S-X.

Response:
The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that revenue from, and the costs of revenue associated with, the sale of NGLs is not material to the Partnership’s business, results of operations or financial condition.
Pursuant to our interruptible processing agreements, we provide gathering and processing services on an interruptible basis to producers, in exchange for which we receive NGL volumes that we then sell. For the year ended December 31, 2015, natural gas and NGLs sales represented 1.9%

11931 WICKCHESTER LANE, SUITE 300
HOUSTON, TEXAS 77043

of our total gross revenue and our costs of revenue related to the purchase of natural gas and NGLs represented 7.5% of our total costs of revenue.
Rule 5-03(b) of Regulation S-X (i) permits a registrant to combine income of each class that is not more than 10% of the sum of net sales and gross revenues with another class and (ii) requires that the related costs and expenses applicable to such combined income should be combined in the same manner. Accordingly, we have combined revenue from the sale of NGLs with our gathering and processing revenues, and we similarly combined the costs of revenue associated with the sale of NGLs with the cost of revenue associated with the midstream services we provide to our customers.
We will continue to monitor these amounts in connection with subsequent filings and will disclose the amounts of these revenues, and the related costs, if such amounts become material.
Consolidated Statement of Partners’ Capital, page F-5

2.
We note that distributions to unitholders and payments for dividend equivalents do not reflect the cash distribution declared for the quarter ended December 31, 2015. However, it appears the cash distributions declared for the quarter ended December 31, 2015 are included in your calculations of earnings per unit in Note 8 and in the reconciliations of non-GAAP financial measures on page 45. Please tell us your basis in GAAP for omitting the cash distributions declared for the quarter ended December 31, 2015 from the statement.

Response:
We acknowledge the Staff’s comment and respectfully submit to the Staff that we believe our Consolidated Statement of Partners’ Capital for the period ending December 31, 2015 was properly presented in accordance with GAAP.
Our cash distribution for the three months ended December 31, 2015 was declared by the board of directors of our general partner (the “Board”) on January 21, 2016 and paid on February 12, 2016 to unitholders of record as of February 2, 2016. Because the cash distribution was determined and paid subsequent to December 31, 2015, these amounts were not recorded as liabilities as of December 31, 2015 or reflected as changes in equity for the quarter ended December 31, 2015. In subsequent filings, we will include in the disclosures relating to our Consolidated Statement of Partners’ Equity the relevant date of declaration, record date and payment date relating to our cash distributions.
Our decision to include cash distributions declared for the quarter ended December 31, 2015 in earnings per unit in Note 8, however, is based upon the guidance in ASC 260-10-45-65 for calculating earnings per unit using the two-class method, which we utilize because we have determined that the incentive distribution rights in the Partnership (“IDRs”) and payments for distribution equivalent rights (“DERs”) constitute participation rights in our earnings. Under the two-class method, we calculate earnings per unit for a given period as if all of the earnings for such period were distributed in accordance with the Partnership’s First Amended and Restated Agreement of Limited Partnership, dated June 9, 2015. However, under the two-class method, cash distributions with respect to a period that are declared by the Board after the end of such period still impact the calculation of earnings per unit for such period. For example, the cash distribution declared by the Board with respect to our common units for the quarter ended December 31, 2015 determined the cash payments made in respect of our DERs for such period, as each DER entitles the holder thereof to an amount equal to the cash distribution declared and paid with respect to a common unit. For a given period, under the two-class method, cash distributions in respect of our DERs an other participation rights, including our IDRs, decrease our income available for allocation to our limited partner interests for such period. The reduction in income available for allocation to our limited partner interests has the effect of decreasing our earnings per unit for such period. Accordingly, while cash distributions with respect to the quarter ended December 31, 2015 were not declared and paid until after the end of such quarter, the amount of the cash distribution declared by our Board with respect to our common units was used to determine the cash distribution on each DER for such quarter, which decreased the income available for allocation to our limited partner interests and our earnings per unit for such quarter calculated under the two-class method.
The non-GAAP financial measures provided on page 45 relate to the period in which our operations generated the earnings and cash flow that support and provide the basis for the cash distribution to our unitholders that was declared in January 2016 with respect to the period ended December 31, 2015. Accordingly, we believe it is appropriate and helpful to investors to disclose the relationship between the actual earnings and cash flow generated during a period and the related distributions and distribution equivalents declared and paid in respect of such period.
Form 10-Q for the Fiscal Quarter Ended June 30, 2016
Note 8 Earnings per Unit, page 11

3.	Please tell us when and how you retrospectively applied the guidance in ASU 2015-06, Earnings per Share.
Response:
We acknowledge the Staff’s comment and respectfully submit that we believe that our earnings per unit calculation was calculated and presented in accordance with the referenced guidance.
ASU 2015-06 addresses the presentation of historical earnings per unit for periods before the date of a “dropdown transaction” after the initial formation of a master limited partnership (“MLP”). The guidance provides that any earnings prior to the date of the dropdown transaction should be allocated entirely to the MLP’s general partner, rather than the MLP’s limited partners. This guidance was required to be adopted with respect to fiscal years beginning after December 15, 2015, including interim periods, with early adoption permitted.
We adopted this guidance at the time of our initial public offering on June 9, 2015, at which time the assets of our predecessor were transferred to the Partnership in exchange for cash and common units representing limited partner interests in the Partnership. The earnings (losses) of our predecessor are disclosed on the face of our Consolidated Statement of Operations; however, in Note 8, our calculation of earnings per unit begins with the net income attributable to the Partnership, which excludes historical earnings attributable to the general partner or our predecessor.
In subsequent filings, we will begin our calculation of earnings per unit with net income that includes all earnings attributable to the Partnership, the general partner or predecessor and participation rights (i.e., IDRs and payments for DERs). The table will separately present any earnings attributable to our general partner or predecessor (including with respect to periods prior to our initial public offering). In the interest of consistent presentation, we will also remove the references to earnings attributable to our predecessor that we have historically included in our Consolidated Statement of Operations. By way of example, below is the table from page 12 of Form 10-Q, revised as discussed above:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	(in thousands, except unit and per unit amounts)
Net income (loss)	$4,168	$(4,170)	$7,685	$(7,234)
Less: Net loss attributable to general partner	(1,241)	(3,620)	(2,398)	(6,684)
Net income attributable to the Partnership	5,409	(550)	10,083	(550)
Less: General partner’s distribution	—	—	—	—
Distribution declared on IDRs	—	—	—	—
Payments for distribution equivalents	227	42	401	42
Limited partners’ distribution declared on common units	5,744	1,330	11,245	1,330
Limited partners’ distribution declared on subordinated units	5,692	1,330	11,192	1,330
Distribution in excess of net income attributable to the Partnership	(6,254)	(3,252)	(12,755)	(3,252)
Distribution in excess of net income attributable to equity-based awards	(138)	—	(239)	—
Distribution in excess of net income attributable to limited partners	$(6,116)	$(3,252)	$(12,516)	$(3,252)

* * * * *
In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 The Partnership takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in our public filings. The Partnership appreciates the Staff’s comments and the opportunity that the review process provides to improve the content of the Partnership’s public filings. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

PennTex Midstream Partners, LP
By: PennTex Midstream GP, LLC, its general partner

By:	/s/ Kenneth E. Hertel
Kenneth E. Hertel
Vice President, Controller and
Chief Accounting Officer

cc:	Thomas F. Karam, Chairman and Chief Executive Officer
Steven R. Jones, Executive Vice President and Chief Financial Officer
Stephen M. Moore, Vice President, General Counsel and Secretary